[Greenberg Traurig Logo]

Paul Berkowitz
(305) 579-0685

September 24, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attention: Jennifer Thompson

Re:	MASTEC, INC.
Form 8-K Item 4 filed September 3, 2004
File No. 000-08106

Ladies and Gentlemen:

     On behalf of our client, MasTec, Inc., a Florida corporation (the “Company”), transmitted herewith are the Company’s responses to the Staff’s comments to the current report on Form 8-K filed by the Company on September 3, 2004 (the “Item 4.01 Form 8-K”) which comments were set forth in a letter dated September 10, 2004 (the “Comment Letter”) to Austin Shanfelter, President and Chief Executive Officer of the Company. For ease of reference, we have reproduced comments set forth in the Comment Letter, as numbered, before each response below. Attached to this Letter as Exhibit A is the statement that the Commission has requested from the Company.

General

     1. Refer to the first paragraph of Item 4.01 of your Form 8-K. We assume from your disclosure that Ernst & Young LLP (“E&Y”) has not completed their services related to the audit of Mastec North America, Inc.’s financial statements for the year ended December 31, 2003. Tell us if this assumption is true, and if so, tell us why E&Y is still performing audit services related to one of your subsidiary’s December 31, 2003 financial statements given that you have already filed your consolidated December 31, 2003 Form 10-K.

     The Company has informed us that E&Y is completing services related to the audit of a consolidating balance sheet for the Company as of December 31, 2003. The consolidating balance sheet is necessary for certain bidding requirements for MasTec North America, Inc., a

Securities and Exchange Commission
September 24, 2004

wholly-owned subsidiary of the Company. E&Y is currently completing their procedures for the consolidating balance sheet and the Company expects E&Y to complete these procedures by September 30, 2004. No additional audit procedures are being performed.

     2. Once E&Y has completed all audit services for your company, file an amended Item 4.01 Form 8-K to revise your disclosures as follows:

•	The first paragraph should be revised to disclose the effective date of E&Y’s resignation (i.e. the date upon which E&Y ceases to provide audit services)

•	The third paragraph should be revised to extend the subsequent interim period through the effective date of resignation. Note that if any disagreements arise during E&Y’s continuing audit of Mastec North America, Inc.’s financial statements for the year ended December 31, 2003, those items should be disclosed in accordance with Item 304(a)(1)(iv) of Regulation S-K.

     The Company has informed us that it will file a revised Item 4.01 Form 8-K in accordance with your instructions as soon as E&Y completes the audit services related to Mastec North America, Inc.

     3. We refer you to the disclosures in Item 9A of your December 31, 2003 Form 10-K, and to the requirements of Item 304(a)(1)(v) of Regulation S-K. Given the extent of the internal control weaknesses that you have identified in your Form 10-K, it is unclear to us how you and your former accountants have determined that you have the internal controls necessary to develop reliable financial statements. It appears to us that you have a reportable event that should be disclosed in your Form 8-K, in accordance with Item 304(a)(1)(v)(A). Please advise or revise your Form 8-K to provide this disclosure. Ensure that your disclosure covers the subsequent interim period through the effective date of resignation.

     The Company has revised the disclosures in accordance with your instructions in the Amended and Restated Item 4.01 Form 8-K of even date herewith which it has filed with the Commission (the “Amended and Restated Item 4.01 Form 8-K”).

     4. We assume that you have not yet engaged a new independent accountant. We remind you that once you have engaged such an accountant, you will need to file an additional Item 4.01 Form 8-K to report that event in accordance with Item 304(a)(2) of Regulation S-K.

     Information regarding the Company’s new independent accountants has been added to the Amended and Restated Item 4.01 Form 8-K.

Securities and Exchange Commission
September 24, 2004

     5. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your amended Form 8-K. File the amendment under cover of Form 8-KA and include the ITEM 4.01 designation. File the updated letter from the former accountant as Exhibit 16.

     The Company has filed an updated Exhibit 16 letter with the Amended and Restated Item 4.01 Form 8-K and has informed us that it will obtain and file an updated Exhibit 16 letter with any further revisions to the Item 4.01 Form 8-K.

* * * *

Securities and Exchange Commission
September 24, 2004

     Please call the undersigned with any questions or comments you may have regarding this letter. In addition, please send all written correspondence directly to the undersigned at Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717, with copies to Austin Shanfelter, the Company’s Chief Executive Officer, at 800 Douglas Road, Penthouse, Coral Gables, Florida 33134, telecopy (305) 406-1900.

Very truly yours,
/s/ Paul Berkowitz
Paul Berkowitz

Enclosures

cc:	Mastec, Inc.
Ernst & Young, LLP

EXHIBIT A

I, Austin J. Shanfelter, President and Chief Executive Officer of Mastec, Inc. (the “Company”), do hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: September 24, 2004	/s/ Austin J. Shanfelter
Austin J. Shanfelter
President and Chief Executive Officer